August 20, 2018

John Reynolds

Assistant Director

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:CW Petroleum Corp

Offering Statement on Form 1-A, Amendment No. 2

File No.: 024-10846

Dear Mr. Reynolds:

Enclosed is Amendment Two to the above Offering Statement. The changes in this Amendment have been made in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated August 14, 2018.

Use of Proceeds

1.We have provided the requested information.

Committees of the Board of Directors

2.We have added disclosures indicating that we do not consider Mr. Roda to be independent because he provides consulting advice to us.

Exhibits

3.A currently dated legal letter is included as an exhibit with the references to the selling stockholder shares highlighted. These references were in the previous letter and are now highlighted.

Sincerely,

/s/ Christopher Williams

Christopher Williams

President

cc: Morgan E. Petitti, Esq.

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